AVINO SILVER & GOLD MINES LTD.
Consolidated Balance Sheets
(Prepared by Management)

As at:	October 31, 2006	January 31, 2006
	(Unaudited)	(Audited)
ASSETS

Current
Cash and cash equivalents	$11,461,598	$3,067,011
Interest receivable	39,556	-
Share subscriptions receivable	-	56,732
Taxes recoverable	67,337	35,009
Prepaid expenses	39,869	13,544
Exploration advance	-	39,000
	11,608,360	3,211,296

Property, Plant & Equipment (Note 4)	1,123,154	2,611
Reclamation Bonds	4,000	3,000
Mineral Properties Interests (Notes 4,5)	7,987,578	447,899
Due from a Related Company (Note 7(b))	64,933	83,000
Investment in Cia Minera Mexicana de Avino, S.A. de C.V. (Note 4)	-	1
Investments in Related Companies	210,085	210,085
	$20,998,110	$3,957,892

LIABILITIES

Current
Accounts payable and accrued liabilities	$1,150,278	$62,700
Due to related parties (Note 7(c))	11,117	181,418
	1,161,395	244,118

Non-controlling interest	(8,056)	-

Obligation towards equity loss in Cia Minera Mexicana de Avino, S.A. de C.V	-	342,596
	1,153,339	586,714
SHAREHOLDERS' EQUITY

Subscriptions Received in Advance	-	247,730
Share Capital (Note 6(a))	36,770,011	19,264,265
Contributed Surplus	3,043,566	1,070,699
Treasury Shares (14,180 Shares, at cost)	(101,869)	(101,869)
Deficit	(19,866,937)	(17,109,647)
	19,844,771	3,371,178
	$20,998,110	$3,957,892

Note 1 - Nature of Operations

Approved by the Board of Directors:

    “Louis Wolfin”      Director        “David Wolfin”         Director

AVINO SILVER & GOLD MINES LTD.
Consolidated Interim Statements of Operations and Deficit
(Unaudited - Prepared by Management)

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
	2006	2005	2006	2005
Operating and Administrative Expenses
Amortization	$196	$190	$588	$682
General exploration	35,268	-	133,587	-
Management fees	24,000	15,000	63,000	45,000
Office and miscellaneous	52,189	22,825	95,449	81,013
Professional fees	13,196	63,158	56,128	105,934
Regulatory and compliance fees	5,242	3,378	71,940	18,386
Salaries and benefits	20,536	17,353	51,675	55,614
Shareholder and investor relations	51,633	12,302	208,051	60,365
Stock-based compensation	53,990	53,400	2,471,316	539,500
Travel and entertainment	29,488	19,255	69,110	54,547
Loss from operations	(285,738)	(206,861)	(3,220,844)	(961,041)

Other income and expenses
Interest income	119,257	11,617	315,584	32,032
Foreign exchange gain (loss)	17,269	-	17,269	-
Recovery of advances receivable	-	-	133,919	-
Due diligence review of Cia Minera Mexicana de Avino, S.A. de C.V	-	(69,830)	-	(242,297)
Equity losses in Cia Minera Mexicana de Avino, S.A. de C.V	-	-	(11,274)	-

Loss before non-controlling interest	(149,212)	(265,074)	(2,765,346)	(1,171,306)

Non-controlling interest	8,056	-	8,056	-
LOSS FOR THE PERIOD	(141,156)	(265,074)	(2,757,290)	(1,171,306)
DEFICIT, beginning of period	(19,725,781)	(15,459,163)	(17,109,647)	(14,552,931)
DEFICIT, end of period	$(19,866,937)	$(15,724,237)	$(19,866,937)	$(15,724,237)
BASIC LOSS PER SHARE	(0.01)	(0.02)	(0.16)	(0.11)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	20,566,297	10,999,575	17,535,635	10,790,385

AVINO SILVER & GOLD MINES LTD.
Consolidated Interim Statements of Cash Flows
(Unaudited - Prepared by Management)

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
	2006	2005	2006	2005
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Loss for the year	$(141,156)	$(265,074)	$(2,757,290)	$(1,171,306)
Items not requiring cash in the period:
- Amortization	196	190	588	682
- Stock-based compensation	53,990	53,400	2,471,316	539,500
- Non-controlling interest	(8,056)	-	(8,056)	-
- Acquisition of Cia Minera	56,385	-	(1,108,069)	-
- Equity loss on Cia Minera	-	-	11,274	-
	(38,641)	(211,484)	(1,390,237)	(631,124)
Net change in non-cash working capital items:
- Share subscriptions receivable	-	-	56,732	-
- Interest receivable	(39,556)	-	(39,556)	-
- Taxes recoverable	(49,071)	(20,703)	(32,328)	986
- Prepaid expenses	(4,745)	6,679	(26,325)	18,352
- Exploration advance	39,000	-	39,000	-
- Due from related parties	18,067	26,164	18,067	-
- Accounts payable and accrued liabilities	(75,001)	7,177	1,087,578	(23,874)
- Due to related parties	(30,459)	49,252	(170,301)	(84,142)
	(180,406)	(142,915)	(457,370)	(719,802)

FINANCING ACTIVITIES
Share subscriptions received in advance	-	-	(247,730)	-
Shares issued for cash, net	25,650	143,890	9,791,776	470,995
	25,650	143,890	9,544,046	470,995

INVESTING ACTIVITIES
Reclamation bonds	(1,000)	-	(1,000)	(3,000)
Property, plant and equipment purchases	(1,131)	(768)	(1,131)	(768)
Mineral property exploration expenditures	(340,816)	(132,711)	(347,362)	(162,374)
Obligation towards equity loss in Cia Minera	(56,385)	-	(342,596)	-
	(399,332)	(133,479)	(692,089)	(166,142)
Increase (decrease) in cash	(554,088)	(132,504)	8,394,587	(414,949)
CASH AND CASH EQUIVALENTS, beginning of period	12,015,686	2,001,090	3,067,011	2,283,535
CASH AND CASH EQUIVALENTS, end of period	$11,461,598	$1,868,586	$11,461,598	$1,868,586

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Interim Financial Statements
October 31, 2006
(Unaudited - Prepared by Management)

Note 1 - Nature of Operations

Avino Silver & Gold Mines Ltd. (“Avino”) was incorporated under the laws of the Province of British Columbia. Its principal business activities include the exploration for and development of mineral properties. The Company owns interests in mineral properties in British Columbia and Yukon, Canada.

Avino is in the exploration stage of its mineral properties interests in Canada and has not yet determined whether these properties contain ore reserves which are economically recoverable.

Avino owns 88.25% of the issued common shares of Cia Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”) a company incorporated in Mexico. Cia Minera’s operations involve the mining of commercial ores and resource exploration and development, including the operation of a silver mine in Mexico. The silver mine has been shut down since November 2001, when operations became uneconomical.

The recoverability of amounts shown for mineral property interests and property and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s legal interest in mineral claims, further financing for exploration of its mineral claims, re-development of its mining and processing operations and commencement of future profitable production, or proceeds from the sale of all or an interest in its mineral properties interests.

Note 2 - Basis of Presentation

These unaudited interim financial statements have been prepared in accordance with the instructions for the preparation of such financial statements contained in the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These unaudited interim financial statements should be read in conjunction with the audited financial statements and accompanying notes thereto for the fiscal year ended January 31, 2006. These interim financial statements have not been reviewed by an auditor.

In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of these unaudited financial statements have been included and all such adjustments are of a normal recurring nature. Operating results for the nine month period ended October 31, 2006 are not necessarily indicative of the results that can be expected for the year ended January 31, 2007.

Note 3 - Comparative Figures

Certain fiscal 2005 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2006.

Note 4 - Cia Minera Mexicana De Avino, S.A. De C.V. Acquisition

On July 17, 2006, the Company completed the acquisition of a further 39.25% equity interest in Cia Minera, in consideration of the issuance of an aggregate of 3,164,702 common shares of the Company at a deemed value of $1.00 per share. The Company now owns 88.25% of the total issued shares of Cia Minera.

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Interim Financial Statements
October 31, 2006
(Unaudited - Prepared by Management)

Note 4 - Cia Minera Mexicana De Avino, S.A. De C.V. Acquisition (continued)

The acquisition is accounted for by the purchase method with effect from the date of closing. Using the fair market value of the Company’s shares at the date of closing of $2.28 per share, total acquisition costs have been allocated to identifiable assets acquired and liabilities assumed based on their estimated fair values as follows:

Cash	$29,983
Taxes recoverable	3,887
Prepaid expenses	6,554
Property, plant & equipment	1,120,000
Mineral Properties	7,248,702
Accounts payable and accrued liabilities	(924,528)
Taxes payable	(244,371)

$7,240,227

Note 5 - Mineral Properties Interests

The following is a summary of mineral property expenditures for the nine months ended October 31, 2006:

Balance, January 31, 2006		$447,899

Expenditures in the period:
Cia Minera
Acquisition	$7,192,317
Exploration	264,989
		7,457,306
Olympic/Kelvin property
Assessment and taxes	2,411
Exploration	1,867
Geological	610
		4,888
Aumax property
Geological	3,020
		3,020
Minto property
Assays	701
Drilling	53,837
Exploration	9,150
Geological	10,777
		74,465

Balance, October 31, 2006		$7,987,578

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Interim Financial Statements
October 31, 2006
(Unaudited - Prepared by Management)

Note 5 - Mineral Properties Interests (continued)

Cia Minera was involved in the mining of commercial ores and resource exploration and development, including the operation of a silver mine in the Province of Durango, Mexico. Cia Minera ceased operations in fiscal 2002 when the operations of its silver mine became uneconomical.

Up until the time of the acquisition of Cia Minera on July 17, 2006, the Company has incurred due diligence costs of $395,804 which is comprised of $91,795 for assaying, engineering, and metallurgical services and $304,009 for advances to Cia de Minera on account of its operations.

Prior to the acquisition of the further 39.25%, the Company accounted for its 49% investment in Cia Minera using the equity method. Prior to fiscal 2006, the Company had determined that it did not have a commitment or obligation towards Cia Minera and accordingly did not recorded its equity interest in the losses of Cia Minera. During fiscal 2006 the Company determined that it had an intended commitment towards Cia Minera. Accordingly, it commenced to recognize in operations its equity interest in the previously unrecorded losses of Cia Minera, with the equity interest in the losses first being applied towards prior period advances and investments in Cia Minera which were previously charged to operations.

Note 6 - Share Capital

(a)    Authorized:    Unlimited common shares without par value

(b)    Issued:

	2006		2005
	Shares	Amount	Shares	Amount
Balance, January 31	11,962,075	$19,264,265	10,521,775	$17,030,084

Shares issued for cash:
- exercise of stock options	353,000	448,881	-	-
- exercise of warrants	-	-	176,380	260,804

Private placement	5,000,000	10,000,000	-	-
Less share issuance costs	-	(779,795)	-	-

Stock-based compensation on the Exercise of stock options	-	397,390	-	-

Balance, April 30	17,315,075	$29,330,741	10,698,155	$17,290,888

Shares issued for cash:
- exercise of stock options	72,700	93,915	-	-
- exercise of warrants	1,250	3,125	126,920	66,301

Share issued in acquisition of Cia Minera	3,164,702	7,215,521	-	-

Stock-based compensation on the Exercise of stock options	-	82,309

Balance, July 31 carried forward	20,553,727	$36,725,611	10,825,075	$17,357,189

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Interim Financial Statements
October 31, 2006
(Unaudited - Prepared by Management)

Note 6 - Share Capital (continued)

(b)    Issued: (continued)

	2006		2005
	Shares	Amount	Shares	Amount
Balance, July 31 brought forward	20,553,727	$36,725,611	10,825,075	$17,357,189

Shares issued for cash:
- exercise of stock options	21,000	25,650	85,000	53,150
- exercise of warrants	-	-	174,500	90,740

Stock-based compensation on the Exercise of stock options	-	18,750	-	-

Balance, October 31	20,574,727	$36,770,011	11,084,575	$17,501,079

During the three month period ended April 30, 2006, the Company closed a non-brokered private placement of 5,000,000 units at a price of $2.00 per unit (the “Offering”), each unit consisting of one common share and one-half of a non-transferable share purchase warrant. Each whole warrant under the Offering entitles the investor to purchase one additional share at a price of $2.50 until March 20, 2008. The hold period for all securities issued under this private placement expires on July 21, 2006. The Company paid a total of $779,795 cash as finder’s fees.

(c)    Share Purchase Warrants

	Underlying Shares	Weighted Average Exercise Price
Warrants outstanding, January 31, 2006	-	-
Issued	2,500,000	$2.50

Warrants outstanding, April 30, 2006	2,500,000	$2.50
Exercised	(1,250)	$2.50
Warrants outstanding, July 31, 2006	2,498,750	$2.50
Exercised	-	-
Warrants outstanding, October 31, 2006	2,498,750	$2.50

The following share purchase warrants were outstanding as at October 31, 2006:

Warrants Outstanding	Expiry Date	Exercise Price
2,498,750	March 20, 2008	$2.50

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Interim Financial Statements
October 31, 2006
(Unaudited - Prepared by Management)

Note 6 - Share Capital (continued)

(d)    Stock Options

A summary of the stock options granted and exercised at the period ended October 31, 2006 is as follows:

	Underlying Shares	Weighted Average Exercise Price
Stock options outstanding, January 31, 2006	813,000	$1.31
Granted	1,120,000	$3.85
Exercised	(353,000)	$1.29

Stock options outstanding, April 30, 2006	1,580,000	$3.12
Exercised	(72,700)	$1.29

Stock options outstanding, July 31, 2006	1,507,300	$3.20
Exercised	(21,000)	$1.22

Stock options outstanding, October 31, 2006	1,486,300	$3.23

During the three months ended April 30, 2006, the Company granted 120,000 stock options to a consultant of the Company at an exercise price of $2.72 per share. These stock options vest over a twelve month period from the date of grant and expire over 5 years. The Company also granted 1,000,000 stock options to directors, officers, employees, and consultants of the Company at an exercise price of $3.99 per share. These stock options vested immediately and expire over 5 years. The Company has recorded a total of $2,417,316 for stock-based compensation expense in the nine month period ended October 31, 2006.

The following stock options were outstanding as at October 31, 2006:

Stock Options Outstanding	Expiry Date	Exercise Price
46,800	October 21, 2008	$1.20
267,000	April 5, 2010	$1.35
52,500	September 26, 2010	$1.35
120,000	March 15, 2011	$2.72
1,000,000	April 26, 2011	$3.99

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Interim Financial Statements
October 31, 2006
(Unaudited - Prepared by Management)

Note 7 - Related Party Transactions

Balances and transactions with related parties not disclosed elsewhere in these financial statements are as follows:

(a)    During the nine month period ended October 31, 2006 the company paid, or made provision for the future payment of the following amounts to related parties:

i)    $96,185 for administrative expenses (rent, salaries, office supplies and other miscellaneous disbursements) to Oniva International Services Corp (“Oniva”), a private company beneficially owned by the Company and a number of other public companies related through common directors;

ii)   $63,000 to a private company controlled by a Director for management fees;

iii)	$22,500 to a private company controlled by a director of a related company for consulting fees.

(b)   The amount due from a related party of $64,933 is due from ABC Drilling Services Inc. (“ABC Drilling”), a private company that is a 100% owned subsidiary of Oniva. The amount due is non-interest bearing, unsecured and has no stated terms of repayment. The Company had also paid an exploration advance of $39,000 in a prior period of which the entire amount has been applied to drilling services performed during the current period.

(c)    Amounts due to related parties consist of $3,146 to a public company with common directors and $7,971 to Oniva.

(d)   An allowance in the amount of $264,096 had been accrued in respect of advances made to Oniva in prior years. During the period an amount of $133,919 has been recovered which has reduced the allowance to $130,177.

The amounts due to related parties are non-interest bearing, unsecured and due on demand.

Note 8 - Commitments

The Company entered into a cost sharing agreement dated October 1, 1997, and amended November 1, 2003 to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party.

The Company entered into an agreement in March 2006 with National Media Associates ("National Media") to provide financial relations, media relations and public market development services. The Company will pay National Media the sum of US$6,000 per month plus expenses for a term of one year, provided that the contract can be terminated after September 15, 2006 upon 30 days' notice by the Company.

The Company entered into a 12 month Investor Relations Agreement with Investor Relations Group Inc., formerly called Investors Relations Services Group John Mullen & Partners (“IRS”), to provide investor relations services in Europe. In consideration for the services rendered, the Company has agreed to pay IRS fees totaling $24,000 plus expenses.

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Interim Financial Statements
October 31, 2006
(Unaudited - Prepared by Management)

Note 9 - Subsequent Events

Subsequent to the period end, the Company has had 10,000 stock options exercised for total proceeds of $12,750.